UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 20, 2010.

Exhibit 99.1

Golar LNG Limited - Letters to Golar LNG Limited shareholders in respect of distribution of Golar LNG Energy Limited shares

We refer to Press Release issued December 23, 2009 regarding the special dividend Golar LNG Energy Limited ("Energy") shares. Please find attached Letters and Forms sent out to Golar LNG Limited shareholders in respect of the distribution of Energy shares. These letters will also be available to view and download from Golar LNG Limited's website.

Hamilton, Bermuda
January 18, 2010

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Letters to Norway Shareholders: http://hugin.info/133076/R/1374608/337020.pdf
Letters to US Shareholders: http://hugin.info/133076/R/1374608/337019.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 20, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer